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FEB 29 2016

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52857 (D)

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 AND ENDING 12/31/2015
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: (SD) DBA Empire Investment
BlueStone Investment Banking Group, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3600 South Yosemite Street, Suite 600
(No. and Street)

Denver | CO | 80237
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Edward Richardson, Jr., CPA
(Name – *if individual, state last, first, middle name*)

15565 Northland Drive, Suite 508, | West Southfield, | MI | 48075
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

☐ XX Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steven M. Stark, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bluestone Investment Banking Group, LLC, as of December, 20 15, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


EMILY J. DUNN
NOTARY PUBLIC
STATE OF COLORADO
NOTARY ID 20084040795
MY COMMISSION EXPIRES NOVEMBER 26, 2016

Signature

Managing Member
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bluestone Investment Banking Group, LLC

Financial Statements and Supplemental Schedules Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended December 31, 2015

Contents

Edward Richardson Jr., CPA
15565 Northland Dr W Ste 508
Southfield, MI 48075
248-559-4514

Independent Auditor's Report

Board of Directors
Bluestone Investment Banking Group, LLC
3600 S. Yosemite
Denver, CO 80237

Report on the Financial Statements

I have audited the accompanying statement of financial condition of Bluestone Investment Banking Group, LLC as of December 31, 2015 and the related statements of income, changes in stockholder's equity, changes in liabilities to claims of general creditors, and cash flows for the year ended. These financial statements are the responsibility of Bluestone Investment Banking Group, LLC management. My responsibility is to express an opinion on these financial statements based on my audit.

Auditor's Responsibility

I conducted this audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

Opinion

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bluestone Investment Banking Group, LLC as of December 31, 2015, and results of its operations and its cash flows to the year then ended in conformity with accounting principles generally accepted in the United States.

Other Matters

The Supplemental Information has been subjected to audit procedures performed with audit of Bluestone Investment Banking Group, LLC financial statements. Supplemental Information is the responsibility of Bluestone Investment Banking Group, LLC's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information . In forming my opinion on the Supplemental Information, I evaluated whether the Net Capital Computation, including its form and content is presented in conformity 17 C.F.R. # 240 17a-5. In my opinion, the Net Capital Computation is fairly stated, in all material respects, in relation to the financial statements as a whole.



Edward Richardson Jr., CPA
Southfield, MI. 48075
February 22, 2016

Bluestone Investment Banking Group, LLC
Statement of Financial Condition
As of and for the Year-Ended December 31, 2015

ASSETS

Current assets	
Cash in bank	$ 24,491
Total current assets	24,491
Property and equipment	-
Total Assets	$ 24,491

LIABILITIES AND MEMBERS' EQUITY

Current liabilities	$ 15,000
Total current liabilities	15,000
Long-term liabilities	-
Members' Equity	9,491
Total Assets	$ 24,491

The accompanying notes are an integral part of these financial statements.

Bluestone Investment Banking Group, LLC
Statement of Operations
As of and for the Year-Ended December 31, 2015

	Year Ended December 31, 2014
Revenues	
Other income	$ 1,212
Total revenue	1,212
Operating expenses	
Rent or lease expense	1,200
Professional fees	1,500
Other expenses	2,120
Total operating expenses	4,820
Operating (Loss)	(3,608)
Net income (loss)	$ (3,608)

The accompanying notes are an integral part of these financial statements.

Bluestone Investment Banking Group, LLC
Statement of Cash Flows
As of and for the Year-Ended December 31, 2015

	Year Ended December 31, 2015
Net cash flows from operating activities	
Net income (loss)	$ (3,608)
Net cash provided by (used in) operating activities	(3,608)
Net cash flows from investing activities	-
Net cash flows from financing activities	15,000
Increase in cash	11,392
Cash and equivalents, beginning of the year	13,099
Cash and equivalents, end of year	$ 24,491

The accompanying notes are an integral part of these financial statements.

Bluestone Investment Banking Group, LLC
Statement of Changes in Members' Equity
As of and for the Year-Ended December 31, 2015

		Year Ended December 31, 2014
Beginning of period	$	13,099
Plus: net income (loss)		(3,608)
Plus: Additional capital		-
Less: member distributions		-
Members' Equity		
End of period	$	9,491

The accompanying notes are an integral part of these financial statements.

Bluestone Investment Banking Group, LLC
Statement of Changes in Subordinated Liabilities
As of and for the Year-Ended December 31, 2015

Exceptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transactions are cleared through another broker-dealer on a fully disclosed basis.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

The accompanying notes are an integral part of these financial statements.

BLUESTONE INVESTMENT BANKING GROUP, LLC
Notes to Financial Statements
December 31, 2015

NOTE A – SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by Bluestone Investment Banking Group, LLC (the Company) and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

The Company is registered broker-dealer organized under the laws of the state of Colorado as Limited Liability Company. The Company is subject to the rule and regulations of the Securities and Exchanges Commission and the Financial Industry Regulatory Authority.

Description of Business

The Company, located in Denver, CO is a broker and dealer in securities registered with the Securities and Exchanges Commission ("SEC") and is a member of FINRA.

Basis of Accounting

The financial statements of the Corporation have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition

Substantially all of the Company's revenue are derived from consulting that are generally provided to clients on fixed-price. Investment fees are recognized when received.

The Company does not hold customer funds or securities.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents. All of the Company's cash and cash equivalents are held at high credit quality financial institutions.

BLUESTONE INVESTMENT BANKING GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at an amount that approximates fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company has been organized as a limited liability company. As such, the Company does not pay federal or state income taxes on its taxable income. Instead, the members are liable for individual federal and state income taxes based on their respective membership percentage allowing for guaranteed payments to members. There were no differences between financial and income tax reporting. The Company's partnership' s tax returns are no longer open for examination for years prior to 2008 for the federal and the state returns.

Guaranteed Payments to Members

Guaranteed payments to members that are designed to represent reasonable compensation for services rendered are accounted for as expenses rather than as an allocation of net income.

Compensation Income

ASC 220-10 established requirements for disclosure of comprehensive income that includes certain items previously and included in the statement of income, including unrealized gains and losses on available-for-sale securities and foreign currency translation adjustments, among others. During the year ended December 31, 2015, the Company did not have any components of comprehensive income to report.

NOTE B – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had capital of $9,491, which was $4,491 in excess of required net capital of $5,000.

BLUESTONE INVESTMENT BANKING GROUP, LLC
NOTES TO FINANCIAL STATEMENTS
December 31, 2015

NOTE B – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-3 of the Securities and Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

There were no material differences in the net amount reported as Net Capital in the audited Computation of Net Capital and the broker-dealer's corresponding unaudited Part IIA of the FOCUS report required under Rule 15c3-1.

NOTE C – RELATED PARTY TRANSACTTIONS

The Company uses office space and office personnel provided by an entity that is partially owned by its members. The Company was charged $1,200 for those services for the year ended December 31, 2015. Effective December 31, 2015, accrued, but unpaid rent and personnel charges totaling $1,200 were forgiven by the related party, and have been recorded as other income in the accompanying financial statements.

NOTE D – SIPC RECONCILIATION

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion-from-membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenues, they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.

NOTE E – RENT

The Company paid $1,200.00 in rent under a lease agreement.

NOTE F - SUBSEQUENT EVENT

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through February 22, 2016, which is the date the financial statement were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Supplementary

Pursuant to rule 17a-5 of the

Securities and Exchange Act of 1934

As of and for the Year Ended December 31, 2015

Bluestone Investment Banking Group, LLC.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Computation of Net Capital

Total Stockholder's equity:		$	9,491.00
Nonallowable assets:			
Other Assets	0.00		
Fixed Assets	0.00		
Accounts receivable – other	0.00		(0.00)
Other Charges			
Haircuts	0.00		
Undue Concentration	0.00		(0.00)
Net allowable capital		$	9,491.00

Computation of Basic Net Capital Requirement

Minimum net capital required as a percentage of aggregate indebtedness	$	1,000.50
Minimum dollar net capital requirement of reporting broker or dealer	$	5,000.00
Net capital requirement	$	5,000.00
Excess net capital	$	4,491.00

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$	15,000.00
Percentage of aggregate indebtedness to net capital		158.40%

Reconciliation of the Computation of Net Capital Under Rule 15c3-1

Computation of Net Capital reported on FOCUS IIA as of December 31, 2015	$	9,49100
Adjustments:		
Change in Equity (Adjustments)		0.00
Change in Non-Allowable Assets		(0.00)
Change in Haircuts		(0.00)
Change in Undue Concentration		0.00
NCC per Audit		9,491.00
Reconciled Difference	$	(0.00)

Bluestone Investment Banking Group, LLC.
Supplemental Schedules Required by Rule 17a-5
As of and for the year ended December 31, 2015

Exemptive Provisions Rule 15c3-3

The Company is exempt from Rule 15c3-3 because all customers' transaction is cleared through another broker-dealer on a fully disclosed basis.

Statement of Changes in Liabilities Subordinated to the Claims of General Creditors

Balance of such claims at January 1, 2015	$ -
Additions	-
Reductions	-
Balance of such claims at December 31, 2015	$ -

Bluestone Investment Banking Group, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2015, the Company had net capital of $9,491 which was $4,491 in excess of its required net capital of $5,000. The Company's net capital ratio was approximately 1.58 or 158%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exceptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions are cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000 or less in gross revenue they are not required to file the supplemental SIPC report. The Company is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting less than $500,000 in gross revenue.


Bluestone
INVESTMENT BANKING GROUP LLC

3600 South Yosemite Street, Suite 600
Denver, CO 80237

phone: 303.226.5499
fax: 303.694.6761

Bluestone Investment Banking Group, LLC's Exemption Report

Bluestone Investment Banking Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R. 240.15c3-3(k)(2)(ii).

The Company met the identified exemption provisions in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year without exception.

Bluestone Investment Banking Group, LLC

I, Steven M Stark, swear that to the best of my knowledge and belief, the Exemption Report is true and correct.

By: ______________________
Managing Member

February 15, 2016

Bluestone Investment Banking Group, LLC
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended December 31, 2015

Auditors Review of Exemption Report Pursuant to SEA Rule 17a-5(d)(1)(i)(B)(2)

Edward Richardson, Jr., CPA
15565 Northland Suite 508 West
Southfield, MI. 48075

February 22, 2016

Board of Directors
Bluestone Investment Banking Group, LLC.
3600 S. Yosemite
Suite 600
Denver, CO 80237

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

I have reviewed management's statements, included in the accompanying Representation Letter of Exemptions, in which (1) Bluestone Investment Banking Group, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Bluestone Investment Banking Group, LLC claimed an exemption from 17 C.F.R. § 15c3-3(k)(2)(1), and (2) Bluestone Investment Banking Group, LLC. stated that Bluestone Investment Banking Group, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Bluestone Investment Banking Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bluestone Investment Banking Group, LLC's compliance with the exemption provisions. A review is substantially less in scope that an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I'm not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Edward Richardson Jr. CPA

Edward Richardson, Jr., CPA